FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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   Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

  Name and Address of Reporting Person* Arberman, Joel 21 Blackheath Road, Lido Beach, New York 11561

2. Issuer Name and Ticker or Trading Symbol Hojo Holdings, HJOH

3. I.R.S. Identification Number (voluntary) n/a

4. Statement for Month/Day/Year 10/30/2002

5. If Amendment, Date of Original (Month/Day/Year) b

6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _ Director    X  10% Owner    Officer (give title below)         Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person    Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	10/30/02		P		10,000	A	$0.018
Common Stock	10/30/02		P		100,000	A	$0.022
Common Stock	10/30/02		P		100,000	A	$0.022
Common Stock	10/30/02		P		10,000	A	$0.022
Common Stock	10/30/02		P		5,000	A	$0.025
Common Stock	10/30/02		P		15,000	A	$0.050
Common Stock	10/30/02							1,280,000	D
Common Stock								900,000	I	Shares owned by Spouse

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

By: /s/ Joel Arberman **Signature of Reporting Person	11/04/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

End of Filing